BB 4/4



12060552

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 29 2012
Washington, DC

SEC FILE NUMBER
8- 66826

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: COMPASS PROFESSIONAL SERVICES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 W. JACKSON BLVD., 20TH FLOOR
(No. and Street)

CHICAGO	IL	60604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
CHERYL POSTON 312-692-5078
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RAVID & BERNSTEIN LLP
(Name – *if individual, state last, first, middle name*)

230 W. MONROE ST., SUITE 330	CHICAGO	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, FRED GOLDMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of COMPASS PROFESSIONAL SERVICES, LLC, as of DECEMBER 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
MARY NOVOTNY
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:01/25/14

Signature

CHIEF FINANCIAL OFFICER
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COMPASS PROFESSIONAL SERVICES, LLC

FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION AND INDEPENDENT AUDITORS' REPORTS

YEAR ENDED DECEMBER 31, 2011

COMPASS PROFESSIONAL SERVICES, LLC

FINANCIAL STATEMENTS AND
ADDITIONAL INFORMATION AND
INDEPENDENT AUDITORS' REPORTS

YEAR ENDED DECEMBER 31, 2011

CONTENTS

RAVID &
BERNSTEIN LLP
Certified Public Accountants

John V. Basso, CPA
Mark T. Jason, CPA
Phillip C. Ravid, CPA
William H. Brock, CPA

INDEPENDENT AUDITORS' REPORT ON FINANCIAL STATEMENTS

The Members
Compass Professional Services, LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of Compass Professional Services, LLC (the Company) as of December 31, 2011, and the related statements of operations and changes in members' capital, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedule I required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Ravid & Bernstein LLP

February 27, 2012

COMPASS PROFESSIONAL SERVICES, LLC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

ASSETS

Cash	$ 214,500
Receivable from clearing broker	1,167,540
Accounts receivable	712,768
U.S. Treasury bills	2,189,182
	$ 4,283,990

LIABILITIES AND MEMBERS' CAPITAL

Liabilities:	
Accounts payable	$ 267,687
Accrued expenses	56,723
	324,410
Members' Capital	3,959,580
	$ 4,283,990

See Notes To Financial Statements.

COMPASS PROFESSIONAL SERVICES, LLC.

STATEMENT OF OPERATIONS AND CHANGES IN MEMBERS' CAPITAL

YEAR ENDED DECEMBER 31, 2011

REVENUES:		
Execution income	$ 2,882,848	
Rebates and fees, net	523,773	
Interest and dividend income	1,601	
		$ 3,408,222
EXPENSES:		
Payroll	1,446,315	
Exchange and floor costs	378,251	
Interest expense	70,000	
Office expenses	164,166	
Administrative expenses	151,534	
Professional fees	17,219	
		2,227,485
NET INCOME		1,180,737
MEMBERS' CAPITAL, BEGINNING OF YEAR		3,878,843
CAPITAL CONTRIBUTIONS		-
CAPITAL WITHDRAWALS		(1,100,000)
MEMBERS' CAPITAL, END OF YEAR		$ 3,959,580

See Notes to Financial Statements.

COMPASS PROFESSIONAL SERVICES, LLC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2011

OPERATIING ACTIVITIES:		
Net income	$ 1,180,737	
Adjustments to reconcile net income to net cash provided by operating activities:		
Decrease in balance due from clearing company	14,826	
Decrease in accounts receivable	207,027	
Increase in marketable securities	(180,425)	
Increase in accounts payable	7,046	
Increase in accrued expenses	4,781	
Net cash provided by operating activities		$ 1,233,992
FINANCING ACTIVITIES:		
Capital withdrawals		(1,100,000)
NET INCREASE IN CASH		133,992
CASH, BEGINNING OF YEAR		80,508
CASH, END OF YEAR		$ 214,500
SUPPLEMENTAL CASH FLOW DISCLOSURE:		
Cash paid during the year for interest		$ 70,000

1. Organization:

Compass Professional Services, LLC (the Company) was organized under the Illinois Limited Liability Company Act under its original name, Equitec Compass, LLC, on December 3, 2004. It changed its name to Compass Professional Services, LLC, on May 18, 2005, and began operations in July 2005. The Company is owned by John P. LaRocque and Daniel B. Asher (the Members). From July 2005 to January 2010, the Company was a wholly-owned subsidiary of Equitec Group, LLC. On January 1, 2010 Equitec Group, LLC assigned all its membership interests equally to the current Members. Prior to July 2005, Equitec Proprietary Markets, LLC, an affiliated company, owned this operation. The Company is in the business of executing option transactions on the below-listed exchanges.

The Company is a member of the following option exchanges: Boston Options Exchange (BOX), International Securities Exchange (ISE), NYSE Arca Options, NASDAQ OMX PHLX, CBOE Stock Exchange (CBSX), the Chicago Board Options Exchange (CBOE), C2 Options Exchange, NASDAQ Stock Market, LLC, BATS Exchange, Inc., CFE and the NYSE AMEX Options, as well as a member of the Options Clearing Corp. (OCC). The Company is registered as a broker/dealer with the Securities and Exchange Commission (SEC).

2. Significant Accounting Policies:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

U.S. Treasury bills are pledged to the Company's clearing organization, and are valued at cost plus accrued interest, which approximates market value. See Note 5.

The Company is not liable for federal income taxes, as the members recognize their respective shares of income or loss on their individual tax returns. For the year 2011, the Company is exempt from Illinois Replacement Tax as it qualifies as an Investment Partnership. Accordingly, no provision for income taxes has been made in these financial statements. The FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions will "more-likely-than-not" be sustained "when challenged" or "when examined" by the applicable tax authority.

Tax positions not deemed to meet the "more-likely-than-not" threshold would be recorded as a tax expense or benefit and liability or asset, respectively, in the current year. For the year ended December 31, 2011, management has determined that there are no material uncertain income tax positions.

2. Significant Accounting Policies - continued:

Management has evaluated subsequent events through February 27, 2012, the date on which the financial statements were available to be issued.

3. Receivable From and Payable to Clearing Broker:

Receivables from and payables to the clearing broker include net receivables and payables for unsettled trades, cash and margin balances held at the clearing broker and open trade equity on futures contracts. The Company's clearing broker charges the Company interest based upon the federal funds rate computed on a daily basis for any margin borrowings. Additionally, the Company earns or pays interest from/to its clearing broker based upon the federal funds rate computed on a daily basis on credit/debit balances. Amounts receivable from and payable to the clearing broker at December 31, 2011, consist of cash/margin accounts, for a net total receivable of $1,167,540.

4. Related Party Transactions:

Interest expense includes $70,000 paid during 2011 on member's capital accounts, determined by applying an interest rate of prime minus 1.5% to a capital base of $4,000,000.

The Company had the following transactions with its affiliated companies, Equitec Group, LLC, and Equitec Proprietary Markets, LLC:

a) Office Rent:

The Company paid $38,922 in rent to Equitec Proprietary Markets, LLC in 2011.

b) Payroll:

The Company's payroll function is handled exclusively by Equitec Group, LLC. Reimbursements are made to Equitec Group, LLC based on the Company's share of payroll-related expenses.

5. Fair Value of Financial Instruments:

FASB ASC 820 (formerly FAS 157) defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by FASB ASC 820, are used to measure fair value.

5. Fair Value of Financial Instruments- continued:

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability, and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs are developed based on the best information available in the circumstances and may include the Company's own data.

Substantially all of the Company's assets are considered financial instruments, and are either reflected at fair values, or are short-term or replaceable on demand. Therefore, carrying amounts approximate fair values.

At December 31, 2011, financial instruments, at fair value, categorized by their respective valuation levels were as follows:

	Level 1	Level 2	Level 3	Total
U.S. T-bills, at fair value	$ 2,189,182	$ -	$ -	$ 2,189,182

Amounts payable to the various exchanges and clearing broker are collateralized by securities owned and on deposit with the clearing broker.

6. Net Capital Requirements:

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. (The rule of the applicable exchange also provides that equity capital may not be withdrawn or cash distributions paid if the resulting ratio would exceed 10 to 1). Under this rule, the Company is required to maintain "minimum net capital" equivalent to $100,000 or 6 2/3% of "aggregate indebtedness," whichever is greater, as these terms are defined.

As a Futures Commission Merchant registered with the National Futures Association, the company has a minimum net capital requirement of $100,000. At December 31, 2011, the Company had net capital of $3,524,577, which is $3,424,577 in excess of its required capital.

7. Principal Transaction Revenues:

During 2011, the Company's principal transaction revenues consisted substantially of execution income and rebates/fees totaling $3,406,621.

COMPASS PROFESSIONAL SERVICES, LLC.

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15C 3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2011

COMPUTATION OF NET CAPITAL

Total members' capital, end of year	$ 3,959,580
Less:	
Non-allowable assets	(339,730)
Other deductions and/or charges	(88,000)
Haircuts on securities	(7,273)
NET CAPITAL	3,524,577
Minimum capital requirement	100,000
EXCESS NET CAPITAL	$ 3,424,577
EXCESS NET CAPITAL AT 1000%	$ 3,514,800

COMPUTATION OF AGGREGATE INDEBTEDNESS

Aggregate indebtedness	$ 97,772
Ratio: Aggregate indebtedness to Net Capital	2.77% to 1

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2011.

RAVID &
BERNSTEIN LLP
Certified Public Accountants

John V. Basso, CPA
Mark T. Jason, CPA
Phillip C. Ravid, CPA
William H. Brock, CPA

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

The Members
Compass Professional Services, LLC

In planning and performing our audit of the financial statements of Compass Professional Services, LLC (the Company), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13, or

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods

230 West Monroe Street ♦ Suite 330 ♦ Chicago, IL 60606 ♦ Tel. 312/782-4710 ♦ Fax 312/782-4711

is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, various exchanges, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ravid & Bernstein LLP

February 27, 2012

COMPASS PROFESSIONAL SERVICES, LLC

FORM SIPC-7: GENERAL ASSESSMENT RECONCILIATION
(With Accountants' Report Thereon)

YEAR ENDED DECEMBER 31, 2011

RAVID &
BERNSTEIN LLP
Certified Public Accountants

John V. Basso, CPA
Mark T. Jason, CPA
Phillip C. Ravid, CPA
William H. Brock, CPA

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

The Members
Compass Professional Services, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Equitec Specialists, LLC (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, and other examining authorities, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed, noting no differences (if applicable).

230 West Monroe Street ♦ Suite 330 ♦ Chicago, IL 60606 ♦ Tel. 312/782-4710 ♦ Fax 312/782-4711

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ravid & Bernstein LLP

February 27, 2012

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended DECEMBER 31, 2011
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

066826 CBOE DEC
COMPASS PROFESSIONAL SERVICES LLC 10*10
111 W JACKSON BLVD 20TH FL
CHICAGO IL 60604-3589

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

CHERYL POSTON (312)692-5078

2. A.	General Assessment (item 2e from page 2)	$ 9,105
B.	Less payment made with SIPC-6 filed (exclude interest) 7/19/2011 (Date Paid)	(4,394)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	4,711
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum	0.00
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 4,711
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above) $ 4,711	
H.	Overpayment carried forward $( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

N/A

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

COMPASS PROFESSIONAL SERVICES, LLC
(Name of Corporation, Partnership or other organization)

Cheryl L. Poston
(Authorized Signature)

CONTROLLER
(Title)

Dated the 27 day of FEBRUARY, 2012.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning JANUARY 1, 2011 and ending DECEMBER 31, 2011

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 3,625,538
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	69,999
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	69,999
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	0
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	51,770
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	1,602
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	0
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	0
Total deductions	53,372
2d. SIPC Net Operating Revenues	$ 3,642,166
2e. General Assessment @ .0025	$ 9,105 (to page 1, line 2.A.)